Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

September 14, 2023

Ms. Rachel Loko
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:     Advisor Managed Portfolios (the “Trust”)
Securities Act Registration No: 333-273239
Reorganization of Soundwatch Hedged Equity ETF

Dear Ms. Loko:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission on September 13, 2023, with respect to Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s information statement/prospectus filed on Form N-14 (the “Information Statement/Prospectus”), in connection with the reorganization of the Soundwatch Hedged Equity ETF (the “Target ETF”), a series of Trust for Advised Portfolios, into the Soundwatch Hedged Equity ETF (the “Acquiring ETF”), a separate shell series of the Trust that has been registered in connection with the reorganization to facilitate the ongoing operations of the Target ETF as a series of the Trust. The Information Statement/Prospectus was filed on July 13, 2023 and the Amendment was filed on September 12, 2023. For your convenience the comments have been reproduced below in bold typeface immediately followed by the Trust’s response.
Comment 1. With respect to the Fee Table under Fees and Expenses, please also include a column for the fees for the Acquiring ETF.
Response: The Trust undertakes to include the fees for the Acquiring ETF in a filing pursuant to Rule 497.
Comment 2. With respect to the Fee Table, please include a line for “Other expenses” and show that such expenses are 0.00% of the Target ETF and Acquiring ETF’s net assets.
Response: The Trust undertakes to add this line in a filing pursuant to Rule 497.
Comment 3. With respect to the section “Reasons for the Proposed Reorganization,” please add the disclosure regarding the ongoing litigation that was previously added elsewhere in the registration statement.
Response: The Trust undertakes to add this disclosure in a filing pursuant to Rule 497.

If you have any questions or comments, please feel free to contact me at 626-914-7372.
Sincerely,
/s/ Scott Resnick
Scott Resnick
Secretary
Advisor Managed Portfolios